IMC Common Shares Commences Trading on Consolidated Basis

Toronto, Canada; Glil Yam, Israel - February 16, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and Germany, today announced that further to its press releases dated December 17, 2020 and February 10, 2021, all of its issued and outstanding common shares ("Common Shares") began trading on a post- consolidation basis on February 12, 2021.

On February 10, 2021, the Company announced that the Common Shares would be consolidated on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the "Share Consolidation"). The Share Consolidation represents another step towards the listing of the Common Shares on the NASDAQ Capital Market ("NASDAQ") by meeting the minimum share price requirement set by NASDAQ.

The Share Consolidation has reduced the number of existing Common Shares from 160,565,748 Common Shares to 40,141,455 Common Shares. A letter of transmittal was sent by mail to registered shareholders advising that the Share Consolidation has taken effect. The letter of transmittal contains instructions on how registered shareholders can exchange their share certificates or Direct Registration System ("DRS") statements evidencing their pre-consolidation Common Shares for new share certificates or new DRS statements representing the number of post-consolidation Common Shares to which they are entitled.

There are currently 9,729,258 common share purchase warrants ("Warrants") listed for trading on the Canadian Securities Exchange. As a result of the Share Consolidation, the number of listed Warrants outstanding was not altered; however, the exercise terms were adjusted in accordance with the terms of the warrant indenture dated August 30, 2019, as supplemented on November 14, 2019 and February 12, 2021, such that four Warrants are now exercisable for one Common Share following the payment of an adjusted price of $5.20.

Beneficial shareholders holding their Common Shares through an intermediary may be subject to different procedures for obtaining their post-consolidation Shares. If you have questions in this regard, you are encouraged to contact your intermediary. Following the Share Consolidation, the Common Shares continue to trade under the stock trading symbol "IMCC".

A successful listing on NASDAQ is subject to satisfaction of all applicable listing and regulatory requirements, including, but not limited to, the declaration of effectiveness of the Company's Form 40-F Registration Statement registering the Common Shares with the United States Securities and Exchange Commission (the "SEC") and satisfaction of all NASDAQ listing requirements. Following receipt of all required approvals, the Company will issue a press release announcing its first trading date on NASDAQ.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel and Germany. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU- GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the timing on the approval of the listing of the Common Shares on NASDAQ; the listing of the Common Shares on NASDAQ; and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto control" over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany or any other foreign jurisdictions in which the Company intends to operate; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; engaging in activities considered illegal under United States federal law; any failure of the Company to maintain "de facto control" over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ listing requirements; failure to obtain effectiveness of the registration statement filed with the SEC; delays in the NASDAQ or SEC review of the Company's listing application or registration of securities with the SEC, including but not limited to delays relating to COVID-19; the Company's NASDAQ listing application being unsuccessful; and loss of key management and/or employees.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Readers should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer
+972-77-3603504
info@imcannabis.com

Marc Charbin
Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder Media Relations

+1 647-259-3261
gal.wilder@cohnwolfe.ca